SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH January, 2010

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.

CNPJ No. 01,832,635/0001-18

NIRE No. 35,300,150,007

A Public Company

SPECIAL SHAREHOLDERS’ MEETING NOTICE

Notice is hereby given to the shareholders of TAM S.A. (the “Company”) that a shareholders’ meeting will be held at 10:00 a.m. on January 13, 2010 at the registered office of the Company located at Av. Jurandir, No. 856, Lot 4, 7th floor, Jardim Ceci, in the City of São Paulo, State of São Paulo, CEP 04072-000, for the purpose of considering the ratification, in accordance with the terms of Paragraph 1 of Section 256 of Law No. 6.404/76, of the acquisition of all shares of the capital stock of Pantanal Linhas Aéreas S.A., as disclosed in the notice of Material Event issued by the Company on December 21, 2009 and December 23, 2009. General Instructions: An attending shareholder that will be represented by an attorney in fact must file the relevant power of attorney with the registered office of the Company at least forty-eight (48) hours prior to the shareholders’ meeting, together with a statement issued by the custodian for the shares showing the ownership interest of such shareholder.

São Paulo (SP), December 23, 2009

MARIA CLÁUDIA OLIVEIRA AMARO
Chairwoman of the Board of Directors

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 04, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.